Exhibit 99.1

April 18, 2019

Our Reference: 4847

To:

Mr. Ami Barlev, Chief Executive Officer, B. Communications Ltd.

Adv. Ofir Naor, Legal Counsel for the Trustee of the Company’s Series C Bondholders

Dear Sir,

Re: Binding Proposal For Investment In B Communications Ltd.

On behalf of our client, TriMag International Communications Ltd. (formerly Zeevi International Communications Ltd.), a company that at the time of closing will be wholly owned by Mr. Gad Zeevi, or any other company that will be wholly owned by Gad Zeevi (“investor”), I am honored to forward you a binding offer for an investment of NIS 950 million in B Communications Ltd. (“company”), against an issue of company shares.

Details of the proposal:

1.	On the date of offer closing (“closing date”) (subject to compliance with all terms and conditions detailed below), the investor will invest NIS 950 million in the company (“investment amount” or “investment”). In consideration, the company will issue to the investor, Ordinary Shares, of the company, such that the ratio of company shares that will be issued to the investor, out of the company’s issued share capital, on closing date, shall be equal to the ratio between the amount of the investment, and the value of the company (“issued shares”).

“Company value” - the total amount equal to the company’s shareholders’ equity at the time the investment is made, in accordance with the Company’s latest audited (or reviewed) financial statements, to be published prior to closing date, plus the investment amount.

2.	NIS 800 million of the investment amount will be used for the early repayment of the payment to the holders of the company’s Series C bonds (“Series C”), on November 30, 2024 (“early repayment date of Series C bonds”). The early repayment of the Series C bonds shall be made in accordance with the liability value of the Series C bonds at that time (pari passu) without any early repayment compensation.

3.	The balance of the investment, that is NIS 150 million, will be added to the cash balances held by the Company (NIS 700 million) and will be used to finance the Company’s operations and to repay the Company’s debt to the bondholders. Accordingly, on closing date, the company will effectively hold a cash balance of NIS 850 million (plus NIS 800 million designated for early repayment of Series C bonds).

4.	On closing date, the company will declare the early repayment of the Series C bonds and the early repayment of the Series B bond (“Series B”), which was originally set for March 31, 2019, and has not yet been carried out. Payments to holders of the Series B and Series C bonds shall be made as soon as possible and will be determined in coordination with the Tel Aviv Stock Exchange Ltd.

5.	At the time of closing, certain directors will be recommended by the investor, such that the majority of directors of the company will be recommended by the investor, and at least two members of the board of directors of the company, who will be recommended by the investor, shall also serve as directors of Bezeq, The Israeli Telecommunication Corp Ltd., (“Bezeq”).

6.	The proposal shall become valid, subject to full compliance with all following conditions (“conditions precedent”):

6.1	Getting the approval of the company’s Board of Directors by May 25, 2019 for this offer and its acceptance, including execution of the investment, issue of the allotted shares and fulfilment of all Company’s undertakings pursuant to this offer, as well as the filing of a notice to the investor by that date, vis-à-vis approval by the company’s Board of Directors and acceptance of this proposal by the company.

6.2	Getting the approval of a meeting of the Series B and Series C bondholders, and of their acceptance of this offer by May 29, 2019, including (a) waiver of the entitlement of Series B bondholders to arrears interest (if any) in respect of the delay in making the payment that was fixed for March 2019; (b) early repayment of the Series C bonds in accordance with the par value (without compensation for early repayment); (c) waiver of claims against the company and its officers vis-à-vis steps taken by it up to closing date; and (d) amendment of specific provisions and stipulations in the Series C trust deed, as to be agreed between the Company, the investor and representatives of the Series C bondholders.

As well, publication of an Immediate Report by May 25, 2019, regarding approval by meetings of Series B and Series C bondholders.

6.3	To the extent required by law, obtaining the approval of a meeting of the company’s shareholders for shares to be issued to the investor, or receipt of a Court Order approving the issue of shares to the investor, and overriding the need for the approval of a meeting of the company’s shareholders.

6.4	Getting a Court Order pursuant to Section 350 of Companies Law, 1999 or any other Order that may be required, ordering the deletion of all class action suits filed against the company or concluding another arrangement with the company’s bondholders, which ensures that the company will not be financially exposed in respect of said class actions (or that hedges the company’s maximum exposure, as to be agreed between the company, the investor and the representatives of the Series C bondholders). In this context, it should be noted that the investor has not yet considered the likelihood of the class action suits filed against the company. If the investor will conclude that the likelihood of the claims is minimal, said may waive this condition.

6.5	That there will be no disposition of Bezeq shares held by the company, such that on closing date, the company will hold no less than 26.34% of the issued share capital of Bezeq.

6.6	That there will be no change in the issued share capital of Bezeq and the company until completion of the arrangement, except for an issue pursuant to existing agreements at Bezeq on the date of this letter and excluding the issue of the shares to the investor.

6.7	Any approval required by law for the acquisition of the company’s shares and execution of the transaction pursuant to this offer, including the receipt of a control permit for the investor.

7.	In order to be satisfied with the financial capabilities of the investor to close the investment, an “indicative letter” (letter of intent) from AON, the largest insurance broker in the world, is attached to this proposal, for the provision of the necessary financing for the investment (“comfort letter”). By May 24, 2019, the investor will provide a binding letter from AON to provide the financing required for the investment on closing date (“binding approval”).

8.	Within seven business days from the date of compliance with all conditions detailed in paragraphs 6.1 and 6.2 above (that is - approval of the offer and its acceptance by the company’s Board of Directors and meetings of the bondholders), the investor shall deposit with the Trustee for the Series C bondholders, NIS 20 million to secure compliance of the investor’s obligations pursuant to this offer (“deposit”). The Trustee for the Series C bondholders will be entitled to appropriate the amount of the deposit, as compensation, to the extent that a control permit for the investor is not received, or to the extent that all conditions precedent, detailed in paragraph 6 above are complied with. However, if the investor will not provide the investment amount, the deposit will be returned to the investor if the arrangement is not finalized by the last date for finalizing the proposal (as this term is defined below).

9.	Subject to receipt of approvals detailed in paragraphs 6.1 and 6.2 above by the dates specified in said paragraphs above, this offer will be valid up to July 30, 2019 (“last date for finalization of the offer”). If by the last date for finalization of the offer, the transaction in question has not been undertaken, this offer will expire without the company and/or the bondholders having any argument, claim or demand against the Investor.

10.	It should be noted that as of the date of this proposal, the approval of the investor’s tax advisors for the transaction structure has not yet been received. Insofar as required by the investor, the structure of the transaction will be amended on the basis of the recommendation of the investor’s tax advisors, in such manner as to ensure that there will be no change in the commercial terms of the offer.

We would be honored to assist you with further questions or clarifications.

Sincerely,

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Amir Bartov, Advocate	Ayana Weksler, Advocate

Shimonov & Co., Advocates

cc.	TriMag International Communications Ltd.

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